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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                       __________________________________

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For March 3, 2005

                          (Commission File No. 0-22267)

                                  TEVECAP S.A.
             (Exact name of registrant as specified in its charter)

                                  TEVECAP INC.
                 (Translation of Registrant's name into English)

                   _____________________________________________

                     Av. Das Nacoes Unidas, 7221- 7(0) andar
                         Sao Paulo, SP Brazil, 05425-902
                          (Telephone: 55-11-3037-5127)
              (Address of Registrant's principal executive offices)

                   _____________________________________________


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                       Form 20-F ___X___ Form 40-F ______
       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ___.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(6)___.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ______ No ___X___

 If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sao Paulo, Brazil.

Date:  March 3, 2005


                           Tevecap S.A.


                           By:   /s/  Carlos Eduardo Malagoni
                              --------------------------------------------------
                              Name:   Carlos Eduardo Malagoni
                              Title:  Chief Financial Officer


                           By:  /s/  Virgilio Jose Carreira Amaral
                              --------------------------------------------------
                              Name:  Virgilio Jose Carreira Amaral
                              Title:  Chief Technology Officer





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                                  EXHIBIT LIST


1. One copy of the press release, dated March 3, 2005 with respect to the amendment of the terms of its 12.625% Senior Notes due 2004 held by its affiliate TVA Communications Ltd.

                                                                         EXHIBIT


           TEVECAP S.A. AMENDS TERMS OF TVA COMMUNICATIONS LTD. NOTES

         SAO PAULO, March 3, 2005 - Tevecap S.A. (the "Company"), a major pay television operator in Brazil and one of the country's primary pay television programming distributors, today announced that it has amended the terms of its 12.625% Senior Notes due 2004 (the "Notes") held by its affiliate TVA Communications Ltd. The new terms of the TVA Communications Ltd. Notes, which are retroactive to November 26, 2004 (the original maturity date of such notes), reflect a new maturity date of November 26, 2011. Interest on the amended notes will accrue at an annual rate of LIBOR plus 3%, subject to a limit of 12 5/8%. Principal and interest on the amended notes will be payable (together with interest accrued until the original maturity date) in one installment on the new maturity date.

                                      * * *

         THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY JURISDICTION.

                                      * * *

                This press release is dated as of March 3, 2005.